PUNCHLINE ENTERTAINMENT INC.

55 Bloor Street E, Suite 1205
Toronto, Ontario, Canada M4W 1A9

Telephone and fax:  (416) 619-0611

January 20, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Shonda DeLong

Dear Sirs:

Re: Post-Effective Amendment #3 to Form SB-2 on Form S-1 - File No. 333-146934

Further to your additional verbal comment regarding the above noted filing, we have today filed a revised post-effective amendment. In accordance with your comment, we have revised the sections on the prospectus cover page and in the section entitled “Selling Security Holders” to indicate that we originally registered 1,000,000 shares of our common stock for resale pursuant to a registration statement on Form SB-2 that was declared effective on January 17, 2008. Pursuant to that registration statement, our selling shareholders sold 800,000 shares. Accordingly, we are re-registering the remaining 200,000 shares of common stock that were not sold pursuant to that registration statement.

Yours truly,

/s/ Kathryn Kozak

Kathryn Kozak, President

PUNCHLINE ENTERTAINMENT INC.